Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2013

July 31, 2013

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the condensed consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2013 and 2012. CGI’s accounting policies are in accordance with International Financials Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in Section 8 – Risk Environment.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 1

Non-GAAP Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, in this MD&A, certain non-GAAP financial measures are used:

1.	Earnings before acquisition-related and integration costs, finance costs, finance income, other income, share of profit on joint venture, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days sales outstanding (“DSO”);

4.	Return on invested capital (“ROIC”);

5.	Return on equity (“ROE”);

6.	Net debt; and

7.	Net debt to capitalization ratio.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

A reconciliation of adjusted EBIT to its closest IFRS measure can be found on page 20. Definitions of constant currency growth, DSO, ROIC, ROE, net debt and net debt to capitalization are provided on pages 8 and 9. A reconciliation of net debt to its closest IFRS measure and a discussion of DSO, ROIC, ROE and net debt to capitalization can be found on page 27.

Change in Reporting Segments

At the beginning of fiscal 2013, we revised our management reporting structure to reflect our new operating segments established following the acquisition of Logica plc (“Logica”) on August 20, 2012. This included the modification of our basis of reporting such that the revenue and profitability of our Global Infrastructure Services (“GIS”) activities were reallocated to each geographic segment. The company is now managed through the following seven operating segments, namely: Canada; United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Central and Eastern Europe (including the Netherlands, Germany, and Belgium) (“CEE”); United Kingdom (“U.K.”); Asia Pacific (including Australia, India, Philippines and the Middle East); and France (including Luxembourg and Morocco). This MD&A reflects the current segmentation and therefore the segmented results for the three and nine months ended June 30, 2012 were retrospectively revised. Please refer to Note 8 of our interim condensed consolidated financial statements for additional information on our segments.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 2

MD&A Objectives and Contents

•	Provide a narrative explanation of the condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	5

	1.2. Vision and Strategy	6

	1.3. Competitive Environment	6

2. Highlights and Key Performance Measures	A summary of key achievements during the quarter, the past eight quarters’ key performance measures, and CGI’s share performance.

	2.1. Q3 2013 Highlights	6

	2.2. Key Performance Measures Defined	8

	2.3. Selected Quarterly Information & Key Performance Measures	9

	2.4. Stock Performance	10

3. Financial Review	A discussion of year-over-year changes to operating results for the three and nine months ended June 30, 2013 and 2012, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, by vertical market, by contract type and by service type.

	3.1. Bookings and Book-to-Bill Ratio	11

	3.2. Foreign Exchange	12

	3.3. Revenue Distribution	13

	3.4. Revenue Variation and Revenue by Segment	14

	3.5. Operating Expenses	17

	3.6. Adjusted EBIT by Segment	18

	3.7. Earnings before Income Taxes	20

	3.8. Net Earnings and Earnings Per Share (“EPS”)	21

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 3

Section	Contents	Pages
4. Liquidity	This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (days sales outstanding) and capital structure (return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

	4.1. Condensed Consolidated Statements of Cash Flows	24

	4.2. Capital Resources	26

	4.3. Contractual Obligations	26

	4.4. Financial Instruments and Hedging Transactions	26

	4.5. Selected Measures of Liquidity and Capital Resources	27

	4.6. Off-Balance Sheet Financing and Guarantees	27

	4.7. Capability to Deliver Results	28

5. Changes in Accounting Standards	A summary of future accounting standards to be adopted.	29

6. Critical Accounting Estimates	A discussion of the estimates and judgements made in the preparation of the consolidated financial statements.	29

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	32

8. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	8.1 Risks and Uncertainties	33

	8.2 Legal Proceedings	40

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 4

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is the fifth largest independent information technology and business process services firm in the world. CGI has approximately 69,000 employees, whom we refer to as members, across the globe. The Company’s proximity model provides for work to be delivered onsite at clients’ premises, on-shore, near-shore or through one of its global offshore delivery centres. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include the following:

•	Financial services – Helping financial institutions, including most major banks and top insurers, to reduce costs, increase efficiency and improve customer service.

•

Government – Supporting over 2,000 government organizations in reducing costs and improving the efficiency, quality and accountability of public service organizations, all while increasing citizen engagement.

•	Health – Helping more than 1,000 healthcare facilities, hospitals and departments of health implement solutions for better care, better business and better outcomes.

•

Telecommunications and utilities – Helping six of the top ten global telecommunications providers and eight of the top ten European utilities deliver new revenue streams and improve productivity and service.

•	Manufacturing, retail and distribution (“MRD”) – Enabling business transformation for more than 2,000 clients by improving efficiency and loyalty, lowering costs and boosting sustainable growth.

CGI has a wide range of proprietary business solutions which help shape opportunities and drive value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of the legacy CGI’s business units continue to be certified and the work on harmonizing Logica’s processes to apply for the same certification is in progress.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 5

1.2. VISION AND STRATEGY

Our strategy has always been based on long-term fundamentals as highlighted in the September 30, 2012 annual report. Please refer to our 2012 Annual Report or visit www.cgi.com for further details.

1.3. COMPETITIVE ENVIRONMENT

There have been no significant changes to the description outlined in our 2012 Annual Report.

2.	Highlights and Key Performance Measures

2.1. Q3 2013 HIGHLIGHTS

Q3 2013 marks the third full quarter of results from Logica’s businesses. Operational highlights for the quarter include:

•	Revenue of $2.57 billion, up 141.1%;

•	Bookings of $2.8 billion, up 86.4%;

•	Backlog of $18.7 billion, up 37.7%;

•	Adjusted EBIT of $291.2 million, up 113.7%;

•	Adjusted EBIT margin of 11.3%;

•	Net earnings of $200.4 million, or diluted EPS of 63 cents, excluding integration costs and a one-time tax benefit;

•	Net earnings of $178.2 million, or diluted EPS of 56 cents on a GAAP basis, including integration costs and a one-time tax benefit;

•	Cash provided by operating activities of $133.2 million, or 42 cents per diluted share;

•	Net debt reduced by $41.3 million and repurchased 352,900 shares during the quarter; and

•	Return on invested capital of 12.3%.

2.1.1. Acquisition of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.

Based on the impact of the issuance of the new debt and equity and the realization of some of the planned synergies, the transaction was expected to be accretive in the range of 25% to 30% in the first 12 months to CGI’s earnings per share excluding acquisition-related and integration costs. As announced last quarter, the company decided to stretch its integration goals increasing the annual savings target from $300 million to $375 million per year. The additional investment being undertaken will drive long-term savings and additional EPS accretion. The one-time cost to accomplish the expanded plan has been increased from $400 million to $525 million; and the company expects to successfully complete the program by the end of fiscal 2014, a year earlier than planned.

CGI incurred $53.5 million in integration costs during the current quarter and $543.3 million in acquisition-related and integration costs since May 31, 2012. Of this $543.3 million, $398.0 million were integration costs. Integration costs include the cost of transforming Logica’s operations to the CGI operating model. The acquisition-related costs consist mainly of professional fees incurred for the acquisition. During the quarter the company disbursed approximately $92 million in regards to integration costs and has a remaining provision of nearly $126 million as at June 30, 2013.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 6

Since the date of acquisition, the Company has disbursed approximately $429 million on account of acquisition-related and integration costs. Cash flow from operating activities for the last twelve months was $614.2 million and would have exceeded a billion dollars before acquisition-related and integration costs disbursements, or more than $3.30 per diluted share.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 7

2.2. KEY PERFORMANCE MEASURES DEFINED

We use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and the discussion of each indicator follow in the subsequent sections.

Profitability

•     Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 2). Management believes this best reflects the profitability of our operations.

•     Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity

•     Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•     Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days.

Growth

•     Constant currency growth – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance.

•     Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements in effect at a point in time.

•     Book-to-bill ratio – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

•     Net debt and net debt to capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

•     Return on equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

•     Return on invested capital – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 8

2.3. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended In millions of CAD unless otherwise noted	June 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011
Growth
Backlog [1]	18,747	18,019	18,281	17,647	13,610	13,118	13,558	13,398
Bookings	2,754	2,210	2,845	1,523	1,478	787	1,392	1,472
Book-to-bill ratio	107%	88%	112%	95%	139%	74%	135%	146%
Revenue	2,567.3	2,526.2	2,532.9	1,609.7	1,064.9	1,065.8	1,032.1	1,005.7
Year-over-year growth [2]	141.1%	137.0%	145.4%	60.1%	5.1%	(4.1%)	(5.6%)	2.4%
Constant currency growth [2]	140.3%	137.1%	147.5%	59.6%	3.0%	(4.8%)	(6.1%)	5.3%
Profitability
Adjusted EBIT [3]	291.2	261.6	209.5	114.1	136.3	156.4	139.9	88.6
Adjusted EBIT margin	11.3%	10.4%	8.3%	7.1%	12.8%	14.7%	13.6%	8.8%
Net earnings	178.2	114.2	22.4	(168.0)	87.2	105.7	106.5	69.5
Net earnings margin	6.9%	4.5%	0.9%	(10.4%)	8.2%	9.9%	10.3%	6.9%
Basic EPS (in dollars)	0.58	0.37	0.07	(0.60)	0.34	0.41	0.41	0.27
Diluted EPS (in dollars)	0.56	0.36	0.07	(0.58)	0.33	0.40	0.40	0.26
Liquidity
Cash provided by operating activities	133.2	147.2	224.5	109.3	251.0	104.2	148.7	186.6
As a % of revenue	5.2%	5.8%	8.9%	6.8%	23.6%	9.8%	14.4%	18.6%
Days sales outstanding [4,10]	49	46	46	74	49	53	51	53
Capital structure
Net debt [5,10]	2,873.0	2,914.3	2,964.9	3,105.3	633.4	795.3	879.5	919.0
Net debt to capitalization ratio [6,10]	41.1%	43.0%	44.7%	46.5%	19.4%	24.0%	26.6%	27.4%
Return on equity [7]	4.3%	1.8%	1.7%	5.0%	15.4%	17.4%	18.4%	19.6%
Return on invested capital [8]	12.3%	11.1%	10.9%	11.4%	11.8%	12.5%	12.8%	13.7%
Balance sheet
Cash and cash equivalents, bank overdraft and short-term investments	165.3	167.7	161.6	127.6	77.4	70.2	63.9	70.8
Total assets [10]	11,132.8	10,936.6	10,981.8	10,723.5	4,550.4	4,550.4	4,578.8	4,657.4
Long-term financial liabilities [9,10]	3,452.5	3,890.2	4,002.3	4,097.4	855.0	969.8	1,066.3	238.2

[1]

Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

[2]

Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 14 for details. The reader should note that both the year-over-year and constant currency growth rates for fiscal 2011 have not been restated as fiscal 2010 numbers under IFRS are not available.

[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest IFRS measure on page 20.
[4]

Days sales outstanding are obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts assumed through the Logica acquisition.

[5]

Net debt represents the proportion of debt net of cash and cash equivalents, short-term and marketable long-term investments. It is a non-GAAP measure for which we provide the reconciliation to its closest IFRS measure on page 27.

[6]

The net debt to capitalization ratio represents the proportion of debt net of cash and cash equivalents, short-term and marketable long-term investments (“net debt”) over the sum of shareholders’ equity and debt.

[7]	The return on equity ratio is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity.
[8]

The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and debt, less cash and cash equivalents, short-term and marketable long-term investments.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 9

[9]	Long-term financial liabilities include the long-term portion of debt, long-term provisions, retirement benefits obligations and other long-term liabilities.
[10]	The reader should note that the figures for Q4 2012, Q1 2013 and Q2 2013 were restated to reflect the preliminary purchase price allocation adjustments made to the opening balance sheet of Logica.

2.4. STOCK PERFORMANCE

2.4.1. Q3 2013 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	27.53
High:	33.08
Low:	26.07
Close:	30.80
CDN average daily trading volumes*:	919,237

NYSE	(US$)
Open:	27.16
High:	32.59
Low:	25.40
Close:	29.29
U.S. average daily trading volumes:	187,580

*	Includes the average daily volumes of both the TSX and alternative trading systems.

2.4.2. Share Repurchase Program

On January 30, 2013, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares as of the close of business on January 25, 2013. The NCIB enables CGI to purchase, on the open market, up to 20,685,976 Class A subordinate shares for cancellation. The Class A subordinate shares may be

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 10

purchased under the NCIB commencing February 11, 2013 and ending on the earlier of February 10, 2014, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

During the third quarter of fiscal 2013, the Company repurchased 352,900 of its Class A subordinate shares for $10.6 million at an average price of $29.98 under the current NCIB. Since the beginning of the fiscal year, the company repurchased 357,900 of its Class A subordinate shares for $10.7 million at an average price of $29.87.

2.4.3. Capital Stock and Options Outstanding (as at July 26, 2013)

276,382,906 Class A subordinate shares

33,608,159 Class B shares

21,042,574 options to purchase Class A subordinate shares

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter were $2.8 billion, representing a book-to-bill ratio of 107.3%, bringing the trailing twelve-month book-to-bill ratio to 101.0%. Bookings for the trailing twelve-month period were $9.3 billion.

The breakdown of the $2.8 billion in bookings signed during the quarter is as follows:

Contract Type		Service Type		Segment		Vertical Markets
A. New business	50%	A. Management of IT and business functions (outsourcing)	53%	A. USA	29%	A. Manufacturing, retail & distribution	35%
B. Extensions and renewals	50%			B. Canada	19%
				C. NSESA	16%	B. Government	26%
		B. Systems integration and consulting	47%	D. U.K.	12%	C. Financial services	18%
				E. CEE	12%	D. Telecommunications & utilities	11%
				F. France	10%
				G. Asia Pacific	2%	E. Health	10%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 11

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Closing foreign exchange rates

As at June 30,	2013	2012	Change
U.S. dollar	1.0512	1.0191	3.1%
Euro	1.3676	1.2910	5.9%
Indian rupee	0.0177	0.0183	(3.3%)
British pound	1.5987	1.5984	0.0%
Swedish krona	0.1561	0.1474	5.9%
Australian dollar	0.9636	1.0431	(7.6%)

Average foreign exchange rates

	For the three months ended June 30,			For the nine months ended June 30,
	2013	2012	Change	2013	2012	Change
U.S. dollar	1.0233	1.0102	1.3%	1.0077	1.0114	(0.4%)
Euro	1.3374	1.2959	3.2%	1.3180	1.3286	(0.8%)
Indian rupee	0.0183	0.0187	(2.1%)	0.0184	0.0196	(6.1%)
British pound	1.5722	1.5983	(1.6%)	1.5758	1.5929	(1.1%)
Swedish krona	0.1561	0.1454	7.4%	0.1539	0.1484	3.7%
Australian dollar	1.0138	1.0205	(0.7%)	1.0304	1.0376	(0.7%)

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 12

3.3.	REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter:

Service Type A. Management of IT and business functions (outsourcing) 54% 1. IT services 43% 2. Business process services 11% B. Systems integration and consulting 46%
Client Geography A. U.S. 26% B. Canada. 17% C. France. 13% D. U.K. 12% E. Sweden 9% F. Finland. 6% G. Rest of the world17%
Vertical Markets A. Government 30% B. Manufacturing, retail & distribution 28% C. Financial services 18% D. Telecommunications & utilities 16% E. Health 8%

3.3.1. Client Concentration

IFRS guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 13.5% of our revenue for the third quarter of fiscal 2013 compared to 32.5% in the same period for fiscal 2012. For the nine months ended June 30, 2013 and 2012, we received 13.5% and 31.3%, respectively, of our revenue from the U.S. federal government including its various agencies.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 13

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are based on our geographic delivery model: United States (“U.S.”), Nordics and Southern Europe and South America (“NSESA”), Canada, France, United Kingdom (“U.K.”), Central and Eastern Europe (“CEE”), and Asia Pacific.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q3 2013 and Q3 2012 periods. The Q3 2012 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates. Since our presence in the segments NSESA, France, U.K., CEE, and Asia Pacific was not significant in the prior year, management believes that calculating the foreign exchange impact by applying the exchange rate differential to the legacy CGI Q3 2012 and year-to-date revenue amounts is more representative for these segments.

	For the three months ended June 30,			For the nine months ended June 30,
In thousands of CAD except for percentages	2013	2012	Change	2013	2012	Change
Total CGI revenue	2,567,263	1,064,863	141.1%	7,626,417	3,162,793	141.1%
Variation prior to foreign currency impact	140.3%			141.5%
Foreign currency impact	0.8%			(0.4%)
Variation over previous period	141.1%			141.1%
U.S.
Revenue prior to foreign currency impact	626,292	538,962	16.2%	1,839,214	1,560,491	17.9%
Foreign currency impact	8,410			(5,939)
U.S. revenue	634,702	538,962	17.8%	1,833,275	1,560,491	17.5%
NSESA
Revenue prior to foreign currency impact	528,587	9,437	5,501.2%	1,574,024	29,375	5,258.4%
Foreign currency impact	326			(236)
NSESA revenue	528,913	9,437	5,504.7%	1,573,788	29,375	5,257.6%
Canada
Revenue prior to foreign currency impact	429,599	437,124	(1.7%)	1,278,064	1,332,819	(4.1%)
Foreign currency impact	238			(92)
Canada revenue	429,837	437,124	(1.7%)	1,277,972	1,332,819	(4.1%)
France
Revenue prior to foreign currency impact	336,849	7,856	4,187.8%	988,379	23,552	4,096.6%
Foreign currency impact	254			(189)
France revenue	337,103	7,856	4,191.0%	988,190	23,552	4,095.8%
U.K.
Revenue prior to foreign currency impact	283,652	15,595	1,718.9%	854,689	46,309	1,745.6%
Foreign currency impact	(273)			(503)
U.K. revenue	283,379	15,595	1,717.1%	854,186	46,309	1,744.5%

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 14

In thousands of CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,
	2013	2012	Change	2013	2012	Change
CEE
Revenue prior to foreign currency impact	241,196	19,737	1,122.0%	758,789	64,944	1,068.4%
Foreign currency impact	753			(522)
CEE revenue	241,949	19,737	1,125.9%	758,267	64,944	1,067.6%
Asia Pacific
Revenue prior to foreign currency impact	112,259	36,152	210.5%	346,668	105,303	229.2%
Foreign currency impact	(879)			(5,929)
Asia Pacific revenue	111,380	36,152	208.1%	340,739	105,303	223.6%

We ended the third quarter of fiscal 2013 with revenue of $2,567.3 million, an increase of $1,502.4 million or 141.1% over the same period of fiscal 2012. On a constant currency basis, revenue increased by 140.3%, while foreign currency rate fluctuations favourably impacted our revenue by $8.8 million or 0.8%. Year-over-year, our MRD vertical market grew the most followed by our government and telecommunications & utilities vertical markets.

For the nine months ended June 30, 2013, revenue was $7,626.4 million, an increase of $4,463.6 million or 141.1% over the same period of fiscal 2012. On a constant currency basis, revenue increased by 141.5%, while foreign currency rate fluctuations unfavourably impacted our revenue by $13.4 million or 0.4%. Year-over-year, our MRD vertical market grew the most followed by our government and telecommunications & utilities vertical markets.

The significant revenue growth year-over-year for the three and nine months ended June 30, 2013, was due to the impact of the Logica acquisition, and to a lesser extent from the continued growth in our U.S. operations, which posted a constant currency growth of 16.2% and 17.9% respectively. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Revenue from these five segments represented $1,502.7 million or 58.5% of total CGI revenue for the three months ended June 30, 2013, and $4,515.2 million or 59.2% of total CGI revenue for the nine months ended June 30, 2013.

3.4.1. U.S.

Revenue in our U.S. segment was $634.7 million in Q3 2013, an increase of $95.7 million or 17.8%. On a constant currency basis, growth was 16.2% year-over-year. The increase in revenue reflects the higher levels of bookings in the previous quarters now coming on stream and the ramp up of existing engagements, primarily in the government and health vertical markets, and to a lesser extent the addition of Logica’s U.S. business.

For the nine months ended June 30, 2013, revenue in our U.S. segment was $1,833.3 million, an increase of $272.8 million or 17.5% over the same period of fiscal 2012. When removing the unfavourable foreign exchange impact of $5.9 million, revenue grew $278.7 million or 17.9% year-over-year. The increase was driven by the same factors as identified for the quarter.

For the three and nine months ended June 30, 2013, U.S.’s top two vertical markets were government and health, which together accounted for approximately 80% and 81% respectively of its revenue.

3.4.2. NSESA

Revenue from our NSESA segment was $528.9 million in the third quarter of fiscal 2013, an increase of $519.5 million from the same period in the prior year. For the nine months ended June 30, 2013, revenue in our NSESA segment was $1,573.8 million, an increase of $1,544.4 million over the same period of fiscal 2012. The increase in revenue for the three and nine months period ended June 30, 2013 was due to the acquisition of Logica, where their business market was concentrated in Sweden, Finland, Denmark, Norway, Portugal, Spain and Brazil, while CGI had operations in Spain and Portugal. Year-to-date, revenue coming from Sweden and Finland accounted for 71% of this segment.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 15

For the three and nine months ended June 30, 2013, NSESA’s top two vertical markets were MRD and government, which together accounted for approximately 63% of its revenue in both periods.

3.4.3. Canada

Revenue in our Canada segment for Q3 2013 was $429.8 million, a decrease of $7.3 million or 1.7% compared to Q3 2012. The revenue change was due to lower SI&C work volumes due to the completion of projects, and a cautionary spending pattern deferring the start-up of new projects.

For the nine months ended June 30, 2013, revenue in our Canada segment was $1,278.0 million, a decrease of $54.8 million or 4.1% over the same period of fiscal 2012. The decrease for this period was due to the same items as for the quarter and to a lesser extent from the expiration of a document management services contract in the financial services vertical.

For the three and nine months ended June 30, 2013, Canada’s top two vertical markets were financial services and MRD, which together accounted for approximately 59% and 58% respectively of its revenue.

3.4.4. France

Revenue from our France segment was $337.1 million in the third quarter of fiscal 2013, an increase of $329.2 million from the same period in the prior year. For the nine months ended June 30, 2013, revenue in our France segment was $988.2 million, an increase of $964.6 million over the same period of fiscal 2012. The increase in revenue for the current quarter and the nine months period ended June 30, 2013 was due to the acquisition of Logica.

For the three and nine months ended June 30, 2013, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 66% and 67% respectively of its revenue.

3.4.5. U.K.

Revenue from our U.K. segment was $283.4 million in the third quarter of fiscal 2013, an increase of $267.8 million from the same period in the prior year. For the nine months ended June 30, 2013, revenue in our U.K. segment was $854.2 million, an increase of $807.9 million over the same period of fiscal 2012. The increase in revenue for the current quarter and the nine months period ended June 30, 2013 was due to the acquisition of Logica.

For the three and nine months ended June 30, 2013, U.K.’s top two vertical markets were MRD and government, which together accounted for approximately 72% and 73% respectively of its revenue.

3.4.6. CEE

Revenue from our CEE segment was $241.9 million in the third quarter of fiscal 2013, an increase of $222.2 million from the same period in the prior year. For the nine months ended June 30, 2013, revenue in our CEE segment was $758.3 million, an increase of $693.3 million over the same period of fiscal 2012. The increase in revenue for the current quarter and the nine months period ended June 30, 2013 was due to the acquisition of Logica, where their business market was concentrated in the Netherlands, Germany, Belgium, Czech Republic and Poland, while CGI had operations in Germany and Poland. Year-to-date, revenue coming from Netherlands and Germany accounted for 86% of this segment.

For the three and nine months ended June 30, 2013, CEE’s top two vertical markets were MRD and government, which together accounted for approximately 57% of its revenue in both periods.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 16

3.4.7. Asia Pacific

Revenue from our Asia Pacific segment was $111.4 million in the third quarter of fiscal 2013, an increase of $75.2 million from the same period in the prior year. For the nine months ended June 30, 2013, revenue in our Asia Pacific segment was $340.7 million, an increase of $235.4 million over the same period of fiscal 2012. The increase in revenue for the current quarter and the nine months period ended June 30, 2013 was due to the acquisition of Logica, which expanded our customer base in Australia, increased our delivery capacity in India, added delivery capacity in the Philippines, as well as added business from Malaysia and the Middle East.

For the three and nine months ended June 30, 2013, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 75% of its revenue in both periods.

3.5. OPERATING EXPENSES

In thousands of CAD except for percentages	For the three months ended June 30,				For the nine months ended June 30,
	2013	% of Revenue	2012	% of Revenue	2013	% of Revenue	2012	% of Revenue
Costs of services, selling and administrative	2,275,783	88.6%	928,268	87.2%	6,862,704	90.0%	2,731,485	86.4%
Foreign exchange loss (gain)	324	0.0%	342	0.0%	1,475	0.0%	(1,281)	(0.0%)

3.5.1. Costs of Services, Selling and Administrative

Costs of services, selling and administrative expenses amounted to $2,275.8 million in Q3 2013, an increase of $1,347.5 million from $928.3 million in Q3 2012. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $8.5 million, substantially offsetting the favourable translation impact of $8.8 million on revenue. The increase in cost of services, selling and administrative expenses was mainly due to the incremental costs of operating the recently acquired business of Logica. As a percentage of revenue, costs of services, selling and administrative also increased from 87.2% in the third quarter of 2012 to 88.6% in the current quarter. The increase was primarily due to the blending of Logica’s operations, which have a higher cost base, with CGI’s operations. As a percentage of revenue, costs of services, selling and administrative expenses have sequentially decreased from 89.7% in Q2 2013 to 88.6% in Q3 2013. This improvement is mainly the result of business synergies achieved from the ongoing integration of Logica.

For the nine months ended June 30, 2013, cost of services, selling and administrative increased by $4,131.2 million. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $11.8 million, substantially offsetting the unfavourable translation impact of $13.4 million on revenue. The increase in cost of services, selling and administrative expenses was mainly due to the incremental costs of operating the recently acquired business of Logica. As a percentage of revenue, costs of services, selling and administrative also increased from 86.4% to 90.0%. The increase was primarily due to the blending of Logica’s operations, which have a higher cost base, with CGI’s operations. Year-to-date, our cost of services, selling and administrative as a percentage of revenue improved from 90.7% in Q2 to 90.0% in Q3. Our integration plan is to implement CGI’s business model across Logica as rapidly as possible in order to gradually improve our margins in the future periods.

The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In particular cases where the costs related to specific contracts are denominated in a different currency than the functional currency of its subsidiaries, the company enters into foreign exchange forward contracts to hedge cash flows.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 17

3.5.2. Foreign Exchange Loss (Gain)

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives.

3.6. ADJUSTED EBIT BY SEGMENT

In thousands of CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,
	2013	2012	Change	2013	2012	Change
U.S.	78,348	57,449	36.4%	200,725	165,278	21.4%
As a percentage of U.S. revenue	12.3%	10.7%		10.9%	10.6%
NSESA	40,026	654	6,020.2%	95,892	1,756	5,360.8%
As a percentage of NSESA revenue	7.6%	6.9%		6.1%	6.0%
Canada	82,372	70,049	17.6%	239,887	238,378	0.6%
As a percentage of Canada revenue	19.2%	16.0%		18.8%	17.9%
France	30,046	459	6,446.0%	74,786	839	8,813.7%
As a percentage of France revenue	8.9%	5.8%		7.6%	3.6%
U.K.	28,426	1,432	1,885.1%	66,994	3,110	2,054.1%
As a percentage of U.K. revenue	10.0%	9.2%		7.8%	6.7%
CEE	17,763	(271)	6,654.6%	45,644	2,623	1,640.1%
As a percentage of CEE revenue	7.3%	(1.4%)		6.0%	4.0%
Asia Pacific	14,175	6,481	118.7%	38,310	20,605	85.9%
As a percentage of Asia Pacific revenue	12.7%	17.9%		11.2%	19.6%
Adjusted EBIT	291,156	136,253	113.7%	762,238	432,589	76.2%
Adjusted EBIT margin	11.3%	12.8%		10.0%	13.7%

Adjusted EBIT for the quarter was $291.2 million, an increase of $154.9 million or 113.7% from the previous year, while the margin decreased from 12.8% to 11.3% over the same period. For the nine months ended June 30, 2013, adjusted EBIT was $762.2 million, an increase of $329.6 million or 76.2% over the same period of fiscal 2012, while the margin decreased from 13.7% to 10.0%. The significant growth in adjusted EBIT was due to the acquisition of Logica. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Adjusted EBIT for the quarter from these five segments was $130.4 million or an adjusted EBIT margin of 8.7%, up from $125.7 million or 8.5% from Q2. For the nine months ended June 30, 2013, adjusted EBIT from these five segments was $321.6 million or an adjusted EBIT margin of 7.1%, up from 6.3% from Q2. We are continuing to execute our integration plan to implement CGI’s business model to increase the margins in these segments in the future periods.

Our Canada and U.S. segments contributed $160.7 million in Q3 2013 compared to $127.5 million in Q3 2012, or 15.1% of revenue compared to 13.1%. For the nine months ended June 30, 2013, the contribution of our Canada and U.S. segments was $440.6 million compared to $403.7 million for the same period of fiscal 2012, or 14.2% of revenue compared to 14.0%.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 18

3.6.1. U.S.

Adjusted EBIT in the U.S. segment was $78.3 million for the quarter ended June 30, 2013, an increase of 36.4% or $20.9 million year-over-year, while the margin increased from 10.7% to 12.3%. The increase in adjusted EBIT and margin came primarily from higher margins contracts in the government and health verticals and from additional licence sales.

For the nine months ended June 30, 2013, adjusted EBIT in the U.S. segment was $200.7, an increase of $35.4 million or 21.4% year-over-year, while the margin increased from 10.6% to 10.9%. The increase in margin was driven by the same factors as identified for the quarter.

3.6.2. NSESA

Adjusted EBIT in the NSESA segment was $40.0 million for the quarter ended June 30, 2013, an increase of $39.4 million year-over-year, while the margin increased from 6.9% to 7.6%. For the nine months ended June 30, 2013, adjusted EBIT in the NSESA segment was $95.9 million, an increase of $94.1 million year-over-year. This increase in adjusted EBIT for the three and nine months ended June 30, 2013 was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve as cost synergies are realized.

3.6.3. Canada

Adjusted EBIT in the Canada segment was $82.4 million for the quarter ended June 30, 2013, an increase of $12.3 million year-over-year, while the margin increased from 16.0% to 19.2%. The improvement in margin reflects the effectiveness of cost management and the costs reduction from the previous period real estate restructuring in Canada.

For the nine months ended June 30, 2013, adjusted EBIT in the Canada segment was $239.9 million, an increase of $1.5 million or 0.6% year-over-year while the margin increased from 17.9% to 18.8%. The increase in both adjusted EBIT and margin can be attributed to the same items as for the quarter.

3.6.4. France

Adjusted EBIT in the France segment was $30.0 million for the quarter ended June 30, 2013, an increase of $29.6 million year-over-year, while the margin increased from 5.8% to 8.9%. For the nine months ended June 30, 2013, adjusted EBIT in the France segment was $74.8 million, an increase of $74.0 million year-over-year, while the margin increased from 3.6% to 7.6%. This increase in adjusted EBIT for the three and nine months ended June 30, 2013 was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve as cost synergies are realized.

3.6.5. U.K.

For the three months ended June 30, 2013, our U.K. segment adjusted EBIT was $28.4 million, an increase of $27.0 million year-over-year, while the margin increased from 9.2% to 10.0%. For the nine months ended June 30, 2013, adjusted EBIT in the U.K. segment was $67.0 million, an increase of $63.9 million year-over-year, while the margin increased from 6.7% to 7.8%. This increase in adjusted EBIT for the three and nine months ended June 30, 2013 was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve as cost synergies are realized.

3.6.6. CEE

For the three months ended June 30, 2013, our CEE segment adjusted EBIT was $17.8 million, an increase of $18.0 million year-over-year, while the margin increased from (1.4%) to 7.3%. For the nine months ended June 30, 2013, adjusted EBIT in the CEE segment was $45.6 million, an increase of $43.0 million year-over-year, while the margin increased from 4.0% to 6.0%. This increase in adjusted EBIT for the three and nine months ended June 30, 2013 was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve as cost synergies are realized.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 19

3.6.7. Asia Pacific

For the three months ended June 30, 2013, our Asia Pacific segment adjusted EBIT was $14.2 million, an increase of $7.7 million year-over-year, while the margin decreased from 17.9% to 12.7%. For the nine months ended June 30, 2013, adjusted EBIT in the Asia Pacific segment was $38.3 million, an increase of $17.7 million year-over-year, while the margin decreased from 19.6% to 11.2%. This increase in adjusted EBIT for the three and nine months ended June 30, 2013 was due to the acquisition of Logica while the decrease in margin was mainly due to the combination of the Indian Logica operations with the higher margin legacy CGI Indian delivery centers. We are currently executing our integration plan and expect the margins to improve as cost synergies are realized.

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

In thousands of CAD except for percentages	For the three months ended June 30,				For the nine months ended June 30,
	2013	% of Revenue	2012	% of Revenue	2013	% of Revenue	2012	% of Revenue
Adjusted EBIT	291,156	11.3%	136,253	12.8%	762,238	10.0%	432,589	13.7%
Minus the following items:
Acquisition-related and integration costs	53,469	2.1%	6,653	0.6%	288,255	3.8%	6,653	0.2%
Finance costs	26,890	1.0%	9,432	0.9%	85,747	1.1%	24,198	0.8%
Finance income	(756)	(0.0%)	(604)	(0.1%)	(3,786)	(0.0%)	(1,608)	(0.1%)
Other income	—	—	—	—	—	—	(5,646)	(0.2%)
Share profit on joint venture	—	—	—	—	—	—	(3,996)	(0.1%)
Earnings before income taxes	211,553	8.2%	120,772	11.3%	392,022	5.1%	412,988	13.1%

3.7.1. Acquisition-Related and Integration Costs

For the three and nine months ended June 30, 2013 the company incurred $53.5 million and $288.3 million of integration costs. These costs pertain to the transformation of Logica’s operations to the CGI operating model.

The $6.7 million incurred in the third quarter of 2012 was related to professional fees and call option costs associated with the proposed acquisition of Logica.

3.7.2. Finance Costs

The year-over-year increase in finance costs was mainly related to the incremental interest expense from the debt used to finance the Logica acquisition.

3.7.3. Finance Income

Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 20

3.7.4. Other Income

During the nine months ended June 30, 2012, the company sold its 49% interest in Innovapost Inc. (“Innovapost”). A gain of $3.0 million was recognized in the first quarter of fiscal 2012.

3.7.5. Share of Profit on Joint Venture

During the nine months ended June 30, 2012, the Company sold its 49% interest in Innovapost Inc. (“Innovapost”). An amount of $4.0 million related to CGI’s share of profit on the joint venture with Innovapost was recorded in the first quarter of fiscal 2012.

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

In thousands of CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,
	2013	2012	Change	2013	2012	Change
Earnings before income taxes	211,553	120,772	75.2%	392,022	412,988	(5.1%)
Income tax expense	33,388	33,544	(0.5%)	77,224	113,491	(32.0%)
Effective tax rate	15.8%	27.8%		19.7%	27.5%
Net earnings	178,165	87,228	104.3%	314,798	299,497	5.1%
Net earnings margin	6.9%	8.2%		4.1%	9.5%
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	308,529,071	257,604,856	19.8%	307,513,730	258,108,850	19.1%
Class A subordinate shares and Class B shares (diluted)	317,653,145	267,418,867	18.8%	316,142,004	268,003,077	18.0%
Earnings per share (in dollars)
Basic EPS	0.58	0.34	70.6%	1.02	1.16	(12.1%)
Diluted EPS	0.56	0.33	69.7%	1.00	1.12	(10.7%)

3.8.1. Income Tax Expense

For Q3 2013, income tax expense was $33.4 million, a decrease of $0.2 million compared to $33.5 million in Q3 2012, while our effective income tax rate decreased from 27.8% to 15.8%. The decrease in income tax rate was mainly due to a favourable tax adjustment of $14.9 million resulting from the expiration of statute of limitation period and to a lesser extent the impact of the integration costs incurred and to a different profit allocation coming from our investment in Logica, which had operations in various countries that were taxable at varying rates.

For the nine months ended June 30, 2013, income tax expense was $77.2 million, a decrease of $36.3 million compared to $113.5 million a year ago, while our effective income tax rate decreased from 27.5% to 19.7%. The decrease in income tax expense is attributable to the same factors as identified for the quarter.

The table on page 23 shows the year-over-year comparison of the tax rate with the favorable tax adjustments and the impacts of acquisition-related and integration costs removed.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 21

On July 2, 2013, the U.K. Finance Bill, which includes a reduction in the U.K. corporate tax rate from 23% to 21% effective April 1, 2014 and to 20% effective April 1, 2015, was substantively enacted. As a result, the Company will need to record a tax expense of approximately $19.0 million in Q4 resulting from the re-evaluation of its deferred tax assets.

Based on the enacted rates at the end of the quarter and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 23% to 25% in subsequent periods.

3.8.2. Weighted Average Number of Shares

CGI’s basic and diluted weighted average number of shares for Q3 2013 increased compared to Q3 2012 due to the issuance of 46.7 million Class A subordinate shares to finance the acquisition of Logica. During the current quarter, 352,900 shares were repurchased, while 1,019,949 options were exercised.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 22

3.8.3. Net Earnings and Earnings per Share Excluding Certain Items

Below is a table showing the year-over-year comparison excluding the favourable tax adjustment and the acquisition-related and integration costs:

In thousands of CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,
	2013	2012	Change	2013	2012	Change
Earnings before income taxes	211,553	120,772	75.2%	392,022	412,988	(5.1%)
Add back:
Acquisition-related and integration costs	53,469	6,653	703.7%	288,255	6,653	4,232.7%
Earnings before income taxes prior to adjustments	265,022	127,425	108.0%	680,277	419,641	62.1%
Margin	10.3%	12.0%		8.9%	13.3%
Income tax expense	33,388	33,544	(0.5%)	77,224	113,491	(32.0%)
Add back:
Tax adjustment	14,900	—	—	14,900	—	—
Tax deduction on acquisition-related and integration costs	16,380	840	1,850.0%	74,088	840	8,720.0%
Income tax expense prior to adjustments	64,668	34,384	88.1%	166,212	114,331	45.4%
Effective tax rate prior to adjustments	24.4%	27.0%		24.4%	27.2%
Net earnings prior to adjustments	200,354	93,041	115.3%	514,065	305,310	68.4%
Net earnings margin	7.8%	8.7%		6.7%	9.7%
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	308,529,071	257,604,856	19.8%	307,513,730	258,108,850	19.1%
Class A subordinate shares and Class B shares (diluted)	317,653,145	267,418,867	18.8%	316,142,004	268,003,077	18.0%
Earnings per share prior to adjustments (in dollars)
Basic EPS	0.65	0.36	80.6%	1.67	1.18	41.5%
Diluted EPS	0.63	0.35	80.0%	1.63	1.14	43.0%

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 23

4.	Liquidity

4.1. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at June 30, 2013, cash and cash equivalents were $139.9 million. The following table provides a summary of the generation and utilization of cash for the three and nine months ended June 30, 2013 and 2012.

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2013	2012	Change	2013	2012	Change
Cash provided by operating activities	133,200	250,985	(117,785)	504,907	503,916	991
Cash used in investing activities	(59,368)	(54,623)	(4,745)	(206,793)	(83,443)	(123,350)
Cash used in financing activities	(93,733)	(183,227)	89,494	(290,282)	(403,810)	113,528
Effect of foreign exchange rate changes on cash and cash equivalents	5,408	(41)	5,449	19,005	82	18,923
Net (decrease) increase in cash and cash equivalents	(14,493)	13,094	(27,587)	26,837	16,745	10,092

4.1.1. Cash Provided by Operating Activities

Cash provided by operating activities was $133.2 million in Q3 2013, representing 5.2% of revenue. This is compared to $251.0 million or 23.6% of revenue for the same period of the prior year. This $117.8 million decrease was mainly due to the payment of integration-related provisions in Q3 and an increase in the DSO compared to Q2 2013. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the approximate $92 million in payments in respect to the acquisition and integration-related costs, the cash provided by operating activities for Q3 2013 would have been $225.2 million, representing 8.8% of revenue.

For the nine months ended June 30, 2013, cash provided from operating activities increased by $1.0 million to $504.9 million, which represents 6.6% of revenue compared to $503.9 million or 15.9% for the same period last year. The increase relates mainly to the higher earnings before acquisition-related and integration costs offset by the payment of acquisition-related and integration costs. Excluding the approximate $299 million in payments in respect to the acquisition and integration-related costs, the cash provided by operating activities for the nine-month period ended June 30, 2013, would have been $803.9 million, representing 10.5% of revenue.

4.1.2. Cash Used in Investing Activities

Cash used in investing activities was $59.4 million in Q3 2013, an increase of $4.7 million, compared to the $54.6 million used in the third quarter of fiscal 2012. For the nine-month period ended June 30, 2013, cash used in investing activities increased by $123.4 million compared to the same period last year. The year-over-year increase was mainly the result of the Logica acquisition, resulting in the increase of investments in property, plant and equipment (“PP&E”), intangible assets and contract costs. As well, of the $30.6 million decrease in proceeds from the sale of business and investment in joint venture for the nine-month period ended June 30, 2013, $26.5 million was related to the disposal of our 49% interest in Innovapost Inc. (“Innovapost”) settled in Q2 2012.

Cash used for the purchase of PP&E amounted to $21.3 million during the quarter. The year-over-year decrease of $15.2 million was due to the purchase of the data center facility in the Greater Toronto Area in Q3 2012. For the nine-month period ended June 30, 2013, cash used for the purchase of PP&E increased by $43.6 million to $105.5 million compared to the same period last year. The increase was primarily related to the acquired Logica operation offset by the purchase of the data center facility in the Greater Toronto Area as outline above.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 24

Investments in intangible assets amounted to $11.0 million and remained relatively stable during the current quarter compared to Q3 2012. Year-to-date, the investment in intangible assets increased to $53.5 million compared to the $29.7 million invested in the year-to-date period last year. The majority of the amounts invested was related to adding and updating the functionality of our business solutions, as well as various internal software applications and licenses.

Investments in contract costs amounted to $6.1 million and remained relatively stable during the current quarter compared to Q3 2012. Year-to-date, investments in contract costs increased by $11.1 million to $31.7 million, mainly due to the addition of Logica.

4.1.3. Cash Used in Financing Activities

During the quarter ended June 30, 2013, $93.7 million was used by the Company for its financing activities, representing a decrease of $89.5 million from the year-ago period.

Throughout the quarter, the Company made net repayments of $97.2 million on its credit facilities and increased its outstanding long-term debt by $3.0 million. This compares to net repayments totalling $170.0 million on our credit facilities and $11.2 million on our outstanding long-term debt in Q3 2012.

During the current quarter of fiscal 2013, the Company invested $10.6 million to repurchase 0.4 million of its Class A subordinates shares on the open market under the current NCIB, while in the third quarter of fiscal 2012 the Company used $9.4 million to purchase 0.5 million CGI shares under the NCIB then in effect. The Company’s cash management strategy is to maintain the flexibility to pay down debt and/or repurchase shares depending on economic conditions. In addition, we received $11.0 million in proceeds from the exercise of stock options, compared to $7.5 million received in the third quarter of the prior year.

For the current nine-month period, financing activities consumed $290.3 million, a decrease of $113.5 million compared to Q3 2012. During the current nine-month period, the Company repaid a total of $297.2 million of amounts owing on our credit facilities and another $5.3 million on our outstanding long-term debt. For the comparable period of last year, we drew the US$475.0 million private debt placement financing with U.S. institutional investors and also made net repayments of $778.8 million on our credit facilities and $31.3 million on our long-term debt. In addition, the Company used $10.7 million toward the purchase of 0.4 million of its Class A subordinates shares under the current and previous NCIB programs over the last nine months, while $102.8 million was used for the nine months ended June 30, 2012 to purchase 5.4 million shares under the NCIB then in effect. For the current year-to-date period, we received $30.6 million upon the exercise of stock options, compared to $31.8 million in the same period of fiscal 2012.

Lastly, for the current nine-month period, $7.7 million was used to purchase CGI shares under the Performance Share Unit (“PSU”) Plan for fiscal 2013, while in the comparable period of last year, $14.3 million was used to purchase shares for the PSU of fiscal 2012. During the current quarter, no CGI shares were repurchased under the Performance Share Unit (“PSU”) Plan.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For Q3 2013 we had a $5.4 million increase in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, while for Q3 2012 the effect was negligible. On a year-to-date basis, we had a $19.0 million increase for the nine months ended June 30, 2013, while for the nine months ended June 30, 2012 the effect was negligible. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 25

4.2. CAPITAL RESOURCES

In thousands of CAD	Total commitment	Available at June 30, 2013	Outstanding at June 30, 2013
Cash and cash equivalents	—	139,940	—
Short-term investments	—	25,374	—
Long-term marketable investments	—	19,662	—
Unsecured committed revolving facilities [1]	1,500,000	1,039,476	460,524
Total	1,500,000	1,224,452	460,524
[1]	Consists of drawn portion of $427.6 million and Letters of Credit for $32.9 million outstanding on June 30, 2013.

Our cash position and bank lines are sufficient to support our growth strategy. At June 30, 2013, cash and cash equivalents, short-term and long-term marketable investments represented $185.0 million.

Cash equivalents typically include term deposits, all with initial maturities of 90 days or less. Short-term investments include fixed deposits, US treasury bills and government bonds with initial maturities ranging from 91 days to 1 year. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated A+ or higher.

The amount of capital available was $1.2 billion. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At June 30, 2013, CGI was in compliance with these covenants.

Total debt decreased by $190.5 million to $3,057.9 million at June 30, 2013, compared to $3,248.4 million at September 30, 2012. The variation was mainly due to the net reimbursement of $297.2 million under the credit facility, partially offset by an unrealized loss of $103.1 million on foreign exchange translation.

The Company expects that cash generated from the combined operations will permit deleveraging over the next three years and that funds generated will be adequate to meet our business needs in the foreseeable future while maintaining adequate levels of liquidity.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2012.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates. We do not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the condensed consolidated statement of comprehensive income.

The company has the following new financial instruments since our year ended September 30, 2012:

Fair value hedges on Senior U.S. unsecured notes

•	US$250.0 million interest rate swaps fixed-to-floating

Derivatives not designated as hedges

•	$693.0 million cross-currency swaps USD/CAD

Please refer to Note 31 of the audited consolidated financial statements for the year ended September 30, 2012 for a list of our outstanding hedging instruments.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 26

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at June 30,	2013	2012
Reconciliation between net debt and long-term debt including the current portion:
Net debt	2,872,958	633,354
Add back:
Cash and cash equivalents	139,940	77,418
Short-term investments	25,374	4,872
Long-term investments	19,662	12,871
Fair value of forward contracts on Senior U.S. unsecured notes	—	235
Long-term debt including the current portion	3,057,934	728,750
Net debt to capitalization ratio	41.1%	19.4%
Return on equity	4.3%	15.4%
Return on invested capital	12.3%	11.8%
Days sales outstanding (in days)	49	49

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. On August 20, 2012, we acquired Logica using a combination of debt and stock, causing our net debt to capitalization ratio to increase significantly.

Return on equity is a measure of the return we are generating for our shareholders. ROE decreased from 15.4% in Q3 2012 to 4.3% at the end of the current quarter. The decrease was mainly due to the impact of the acquisition-related and integration costs on our earnings over the last four quarters. The decrease in our ROE was also attributable to the higher amount of average equity resulting from the issuance of $1.0 billion worth of Class A shares in connection with the financing of the Logica acquisition in the fourth quarter of 2012.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 12.3% as at June 30, 2013, compared to 11.8% a year ago. The improvement in the ROIC was mainly the result of our higher after-tax adjusted EBIT for the last twelve months compared to last year.

DSO remained stable at 49 days compared to the third quarter of 2012. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45-day target.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles. In accordance with IFRS, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a negligible maximum potential exposure, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 27

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at June 30, 2013, we had committed for a total of $59.1 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2013.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Among the countries in which we currently offer the program, approximately 82% of our employees, whom we refer to as members, were also owners of CGI through our Share Purchase Plan. We are in the process of making this plan available to our new members from Logica. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 28

5.	Changes in Accounting Standards

The condensed consolidated financial statements for the three and nine months ended June 30, 2013 and 2012 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

There have been no changes to our accounting policies since our year ended September 30, 2012. Please refer to Note 3 of the audited consolidated financial statements for the year ended September 30, 2012 for a detailed summary of our significant accounting policies as well as future accounting standard changes.

6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 3 of the audited consolidated financial statements for the year ended September 30, 2012. The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Contingencies and provisions	✓		✓
Revenue recognition [1]	✓	✓	✓
Share-based payments	✓		✓
Investment tax credits and other government programs	✓		✓
Impairment of PP&E, intangible assets and goodwill	✓		✓
Employee benefits	✓		✓
[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Business combinations

The Company accounts for its business combinations using the acquisition method. Under this method, estimates we make to determine the fair values of asset and liabilities acquired include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing PP&E. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. Goodwill is recognized as of the acquisition date as the excess of the cost of the acquisition over the net identifiable assets acquired and liabilities assumed at their acquisition-date fair values.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 29

When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.

Income taxes

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax assets and liabilities are determined using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. The company estimates the amount of probable future taxable profits by tax jurisdiction on an undiscounted basis to determine the extent to which deferred income tax assets can be recognized. Judgment is used to determine the probability of realization of future benefits by considering factors such as the number of years to include in the forecast period, the history of taxable profits and availability of tax strategies.

In the course of the Company’s operations, uncertainties exist with respect to interpretation of complex tax regulations, the amount and timing of future taxable income. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

Contingencies and provisions

The Company accrues for costs and provisions requiring significant judgment.

Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty relating to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the condensed consolidated financial statements is required.

The Company accrues lease provisions which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease. Key assumptions include the discount rate and the estimate of potential revenues from the subleasing of vacated premises.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 30

Revenue recognition

CGI provides services and products containing pricing mechanisms such as fixed-price arrangements under percentage-of-completion which requires estimates of revenue and costs over the entire arrangement, including estimates of resources and costs necessary to complete performance.

Another assessment, related to a contract which involves the provision of multiple services and products, is to determine how the estimated contract revenue is allocated to each separately identifiable component based on their fair value. Revenue is then recognized for each separately identifiable component as services and products are delivered.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception. Provisions for estimated contract losses are recognized in the period when it is determined that a loss is probable and is presented in other long-term liabilities. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

Share-based payments

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments. The fair value of the stock options is established on the grant date using the Black-Scholes pricing model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and other government programs

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of PP&E, intangible assets and goodwill

The Company tests the recoverability of PP&E, intangible assets and goodwill when events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying amount of PP&E and intangible assets not available for use and goodwill are tested for impairment annually.

If there is any indication that impairment exists or when annual impairment for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The CGU for which goodwill is assessed for potential impairment is the operating segment level.

The Company uses the discounted cash flow method to estimate the recoverable amount which relies on the use of estimates such as the amount and timing of cash flows that are projected over the expected remaining life of the asset and the time value of money. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge.

An impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its recoverable amount.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 31

Additionally, an assessment is made at each reporting date for PP&E and intangible assets as to whether there is any indication that previously recorded impairment losses may no longer exist or may have decreased and therefore must be reversed. If such an indication exists, the Company estimates the asset’s recoverable amount using the discounted cash flow method.

Employee benefits

The present value of the retirement benefits obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the expense for pension include the discount rate, expected long-term rate of return on plan assets, compensation and benefits increases, inflation rates as well as mortality rates.

The Company determines the appropriate discount rate at the end of each quarter. This is the interest rate that should be used to determine the present value of the expected future benefit payments and represent the market rates for high quality corporate fixed-income investments consistent with the currency and the estimated term of the retirement benefits obligations. A lower discount rate increases the benefit obligation and generally increases the expense. Other key assumptions for pension benefits are based in part on current market conditions. Additional information is disclosed in Note 29 to the audited consolidated financial statements for the fiscal year ended September 30, 2012.

7.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2012 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2012. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 32

Management’s assessment and conclusion on the effectiveness of internal controls over financial reporting and disclosure controls and procedures, excluded the controls, policies and procedures of Logica which was acquired six weeks prior to CGI’s fiscal year-end. Our assessment which was performed at the fiscal 2012 year-end was limited to the internal controls over the inclusion of its financial position and results in our consolidated financial statements. The exclusion was due to the short time frame between the consummation date of the acquisition and the date of management’s assessment. The internal controls over financial reporting and disclosure controls and procedures of Logica have since been included in the Company’s scope and will be evaluated for their effectiveness at the year-end of fiscal 2013.

For the quarter ending June 30, 2013, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

8.1.1. Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

8.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 33

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 34

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

8.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 35

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

With the acquisition of Logica, our organization has doubled in size with expanded operations in both Europe and Asia. Our culture, standards, core values, and our policies need to be instilled across the newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the company worldwide, we may not be able to achieve our growth and profitability objectives.

Taxes

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

Credit risk with respect to accounts receivable

In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 36

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Risks related to teaming agreements and subcontracts

We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 37

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk

We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 38

Regulatory risk

Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anticorruption, trade restrictions, immigration, taxation, securities regulation, anti-competition, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.

Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 39

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our worldwide hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

With our expanded presence in Europe, uncertainty regarding the ability of certain European countries to continue servicing their sovereign debt and related austerity measures may destabilize the euro. Similarly, given the scope of our international operations, if the major global currencies weaken against the Canadian dollar, our consolidated financial results could be materially impacted.

8.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Please refer to Note 4 to the interim condensed consolidated financial statements for more detailed information for legal proceedings.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 40

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Senior Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2013	Page | 41